UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.         )

NAVIOS MARITIME HOLDINGS INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE COMMON STOCK

(Title of Class of Securities)

Y62196103

(CUSIP Number of Common Stock Underlying Warrants)

Angeliki Frangou
Navios Maritime Holdings Inc.
85 Akti Miouli Street
Piraeus, Greece 185 38
(011) +30-210-4595000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

WITH COPY TO:
Kenneth R. Koch, Esq.
Todd E. Mason, Esq.
Mintz, Levin,
Cohn, Ferris,
Glovsky and Popeo, P.C.
666 Third Avenue
New York, New York 10017
(212) 935-3000

CALCULATION OF FILING FEE:

Transaction valuation(1)	Amount of filing fee(1)(2)
$39,161,658	$4,191

(1)	Estimated for purposes of calculating the amount of the filing fee only. An offer, for a period of twenty (20) business days, is made to holders of 49,571,720 Warrants issued by International Shipping Enterprises, Inc., our legal predecessor, in its initial public offering to exercise such Warrants by increasing the shares of common stock to be received upon exercise from one (1) share to 1.16 shares or exchanging 5.25 Warrants for one (1) share of Common Stock. The transaction value is calculated pursuant to Rule 0-11(b)(2) and 0-11(a)(4) using the average of the high and low sales price of the Warrants on December 26, 2006.

(2)	Calculated by multiplying the Transaction valuation by 0.0001070.

Check the box if any part of the fee is offset as provided by Rule 011 Rule 011(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A Form or Registration Number: N/A Filing Party: N/A Date Filed: N/A

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

third party tender offer subject to Rule 14d-1.

issuer tender offer subject to Rule 13e-4.

going private transaction subject to Rule 13e-3.

amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer:

The alphabetical subsections used in the Item responses below correspond to the alphabetical subsections of the applicable items of Regulation M-A promulgated under the Federal securities laws.

Item 1.    SUMMARY TERM SHEET

The information under the heading ‘‘Summary’’ in the Offer Letter filed as Exhibit (a)(1) to this Schedule TO is incorporated herein by reference.

Item 2.    SUBJECT COMPANY INFORMATION

(a)	The name of the subject company (issuer) and filing person (offeror) is Navios Maritime Holdings Inc., a Marshall Islands corporation. The address and telephone number of its principal executive offices are 85 Akti Miouli Street, Piraeus, Greece 185 38, telephone (011) +30-210-4595000.

(b)	As of December 27, 2006, the Company has 49,571,720 Warrants outstanding that were issued by International Shipping Enterprises, Inc., the Company’s legal predecessor, in its initial public offering which Warrants are subject to the Offer. The Warrants are exercisable for an aggregate of 49,571,720 shares of Common Stock of the Company.

(c)	Information about the trading market and price of the subject securities under ‘‘The Offer, Section 6: Price Range of Common Stock’’ of the Offer Letter is incorporated herein by reference.

Item 3.    IDENTITY AND BACKGROUND OF FILING PERSON

(a)	The Company is the filing person and the subject company. The address and telephone number of each of the Company’s executive officers and directors is c/o Navios Maritime Holdings Inc., 85 Akti Miouli Street, Piraeus, Greece 185 38, telephone (011) +30-210-4595000.

Pursuant to General Instruction C to Schedule TO promulgated by the United States Securities and Exchange Commission (the ‘‘Commission’’), the following persons are directors and/or executive officers of the Company:

Name	Position with the Company
Angeliki Frangou	Chairman of the Board, Chief Executive Officer
Michael E. McClure	Chief Financial Officer
Anna Kalathakis	Senior Vice President – Legal Risk Management
Vasiliki Papaefthymiou	Secretary and Director
Spyridon Magoulas	Director
John Stratakis	Director
Allan Shaw	Director
Rex Harrington	Director
Robert Shaw	Director

Item 4.    TERMS OF THE TRANSACTION

(a)	Information about the terms of the transaction under ‘‘The Offer, Sections 1 through 13’’ of the Offer Letter is incorporated herein by reference. There will be no material differences in the rights of security holders as a result of this transaction.

(b)	None.

Item 5.     PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e)	The information under ‘‘The Offer, Section 8. Transactions and Agreements Concerning Warrants’’ of the Offer Letter is incorporated herein by reference.

Item 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)	The information about the purpose of the transaction under ‘‘The Offer, Section 5.B. Purpose of the Offer’’ is incorporated herein by reference.

(b)	Not applicable.

(c)	No plans or proposals described in this Schedule TO or in any materials sent to the holders of the Warrants in connection with this tender offer relate to or would result in the conditions or transactions described in Regulation M-A, Item 1006(c)(1)-(8), and (10). The exercise of the Warrants resulting from the modification of the exercise terms would trigger the acquisition by such exercising holders of additional shares of common stock of the Company.

Item 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)	Not applicable.

(b)	Not applicable.

(d)	Not applicable.

Item 8.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)	Neither the Company nor any of the individuals or entities named in Item 3 beneficially own any of the Warrants.

(b)	Not applicable.

Item 9.     PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)	Dealer Manager Agreement: In connection with the Offer, the Dealer Manager, Goldman Advisors, a division of Sunrise Securities Corp., will receive a fee equal to the sum of 5% of (i) the cash exercise prices paid by Warrant holders, and (ii) 5% of the value of the shares of Common Stock that are issued to Warrant holders who exchange 5.25 of their Warrants for one share of Common Stock. The value of the Common Stock will be equal to the average closing price of the Company’s shares for the five day period ending on the Expiration Date.

The Company has retained Continental Stock Transfer & Trust Company to act as the Depositary, and Morrow & Co., Inc. to act as the Information Agent. Morrow may contact shareholders by mail, telephone, facsimile, telex, telegraph or other electronic means, and may request brokers, dealers, commercial banks, trust companies and other nominee shareholders to forward material relating to the offer to beneficial owners. Each of Continental and Morrow will receive reasonable and customary compensation for its services in connection with our Offer, plus reimbursement for out-of-pocket expenses, and will be indemnified by us against certain liabilities and expenses in connection therewith.

Item 10.    FINANCIAL STATEMENTS.

(a)	Incorporated by reference are the Company’s financial statements for the fiscal year ended December 31, 2005 that were furnished in the Company’s Annual Report on Form 20-F, and the financial statements for the quarter ended September 30, 2006 that were furnished in the Company’s report on Form 6-K dated November 10, 2006. The full text of the Annual Report on Form 20-F and the Form 6-K dated August 21, 2006, as well as the other documents the Company has filed with the U.S. Securities and Exchange Commission (‘‘SEC’’) prior to, or will file with the SEC subsequent to, the filing of this Tender Offer Statement on Schedule TO can be accessed electronically on the SEC’s website at www.sec.gov.

(b)	None.

Item 11.    ADDITIONAL INFORMATION.

(a) (1)	There are no present or proposed contracts, arrangements, understandings or relationships between the Company and its executive officers, directors or affiliates relating, directly or indirectly, to the Offer.

(2)	There are no applicable regulatory requirements or approvals needed for the Offer.

(3)	There are no applicable anti-trust laws.

(4)	The margin requirements of Section 7 of the Securities Exchange Act of 1934 and the applicable regulations are inapplicable.

(5)	None.

(b)	None.

Item 12.    EXHIBITS.

The following are attached as exhibits to this Schedule TO:

(a) (1)	Offer Letter to Warrant Holders, dated December 28, 2006.

(2)	Dealer Manager Agreement, dated December 28, 2006

(3)	Letter of Transmittal.

(4)	Notice of Guaranteed Delivery.

(5)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.

(6)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.

(7)	Prospectus dated October 26, 2006, Registration Number 333-129382 (Incorporated by reference to the Company’s Prospectus dated October 26, 2006).

(8)	Annual Report on Form 20-F for the year ending December 31, 2005 (Incorporated by reference to the Company’s Annual Report on Form 20-F for the year ending December 31, 2005, filed on June 22, 2006).

(9)	Form 6-K dated August 21, 2006 and filed on August 21, 2006 (Incorporated by reference to the Form 6-K filed on August 21, 2006).

(10)	Form 6-K dated November 10, 2006 and filed on November 13, 2006 (Incorporated by reference to the Form 6-K filed on November 13, 2006).

(11)	Form 6-K dated December 28, 2006 and filed December 28, 2006 (Incorporated by reference to the Form 6-K dated December 28, 2006 and filed on December 28, 2006).

(12)	Press Release dated December 28, 2006.

(b)	Not applicable.

(d)	Not applicable.

(g)	None.

(h)	Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NAVIOS MARITIME HOLDINGS INC.

By: /s/ Angeliki Frangou Name: Angeliki Frangou Title: Chairman and Chief Executive Officer

Date: December 28, 2006